

July 1, 2011

Via Email
Eric C. Scroggins
Vice President – General Counsel and Secretary
Allison Transmission Holdings, Inc.
4700 West 10th Street
Indianapolis, IN 46222

> **Re: Allison Transmission Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 17, 2011**
> **File No. 333-172932**

Dear Mr. Scroggins:

    We have received your response to our prior comment letter dated May 27, 2011 and have the following additional comments.

Prospectus Cover Page

1. Please revise to remove the terms joint book-running manager, lead manager, senior co-manager, and co-manager from the cover page.

Our substantial indebtedness could adversely affect our financial health, page 29

2. Please revise to move this risk factor to the forefront of the risk factors section.

Underwriting, page 129

3. We note your statement on page 130 that certain underwriters and their affiliates are holders of the Senior Cash Pay Notes, the Senior Toggle Notes and the New Notes. Please revise to name the underwriters and the principal amount of notes held by these underwriters.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel